

SECURIT **06002679** ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 4 2006

FACING PAGE

SEC FILE NUMBER
8-48899

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2005   AND ENDING   December 31, 2005

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DN Partners, LLC

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 West Wacker Drive

(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Dancewicz   (312) 332-7979

                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Faircloth & Associates, LLC

(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

APR 2 1 2006

THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John E. Dancewicz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DN Partners, LLC as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:



John E. Dancewicz
Managing Member of DN Partners, LLC

Notary Public

"OFFICIAL SEAL"
KARA L. LOQUIST
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/03/08

DN PARTNERS, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

*

DN PARTNERS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditor's Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Operations

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Member's Capital

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)

( )   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)

(x)   (l)   An Oath or Affirmation

( )   (m)   Copy of the SIPC Supplemental Report (Not Required)

(x)   (n)   A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
DN Partners, LLC

We have audited the accompanying statement of financial condition
of DN Partners, LLC as of December 31, 2005, and the related
statements of income, changes in stockholders' equity and cash flows
for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing
standards. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of DN
Partners, LLC as of December 31, 2005, and its results of operations
and cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an
opinion on the financial statements taken as a whole. The
supplementary information is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is information required by Rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been subjected
to the procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 22, 2006

DN PARTNERS, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	214,374
Accounts receivable		18,594
Other Assets		17,994
Total Assets	$	250,962

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	37,148
Commitments and contingent liabilities (Note 5)		
Members' capital		213,814
Total Liabilities and Members' Capital	$	250,962

The accompanying notes are an integral part of this financial statement.

DN PARTNERS, LLC

Statement of Income
for the Year ended December 31, 2005

—

Revenues

Management advisory fees	$	1,847,002
Interest income		6,347
Other income		9,705
Total Revenues	$	1,863,054

Expenses

Compensation and benefits	$	387,944	
Commissions and finders fees		329,708	
Rent and occupancy		115,897	
Professional fees		40,161	
Management fees		120,000	
Travel and entertainment		156,493	
Communications		44,665	
General and administrative		153,095	
Total Expenses		$	1,347,963
Net Income		$	515,091

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DN PARTNERS, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2005

Members' equity, beginning of year	$	748,723
Net income for the year ended December 31, 2005		515,091
Members' withdrawals		(1,050,000)
Members' equity, end of year	$	213,814

The accompanying notes are an integral part of this financial statement.

DN PARTNERS, LLC

Statement of Cash Flows
for the Year ended December 31, 2005

Cash provided by (applied to) operating activities		
Net income	$	515,091
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities		
Accounts receivable		42,754
Accounts payable and accrued expenses		19,220
Net cash provided by operating activities	$	577,065
Cash provided by (applied to) investing activities		
Increase in value of investments	$	(4,500)
Net cash applied to investing activities	$	(4,500)
Cash provided by (applied to) financing activities		
Distributions to members	$	(1,050,000)
Net cash applied to financing activities	$	(1,050,000)
Net decrease in cash	$	(477,435)
Cash and cash equivalents at January 1, 2005		691,809
Cash and cash equivalents at December 31, 2005	$	214,374
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	–
Cash paid during the period for taxes	$	–

The accompanying notes are an integral part of this financial statement.

DN PARTNERS, LLC

Notes to Financial Statements
December 31, 2005

NOTE 1 - ORGANIZATION

DN Partners, LLC ("the Company") is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company, an Illinois Limited Liability Corporation, is a merger and acquisitions advisory firm that engages in buying and selling companies and provides private placement of private securities.

NOTE 2 - SUMMARY OF SIGNIFICANT POLICIES

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - RELATED PARTY TRANSACTIONS

In 2005, the Company paid $120,000 to DN Management Services
Corporation, an affiliated company, for administrative and
support services.

The Company provides office space and facilities to DN Management
Services Corporation and DN Partners, LP, under common ownership.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an agreement expiring in
2006. Approximate minimum lease payments under this agreement,
exclusive of executory costs, are as follows:

2006	12,859
Total	$ 12,859

Office rental expense was $75,279 for 2005.

There were no contingent liabilities at the statement date.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

From time to time the Company maintains bank accounts with
balances in excess of federally insured limits.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2005, the Company had net capital, as defined, of $177,226 which was $172,226 in excess of its required net capital.

<u>DN PARTNERS, LLC</u>

<u>SUPPLEMENTARY INFORMATION</u>

<u>PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934</u>

<u>AS OF DECEMBER 31, 2005</u>

Broker or Dealer DN Partners, LLC	as of	12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)		$ 213,814	3480
2. Deduct: Ownership equity not allowable for net capital			3490
3. Total ownership equity qualified for net capital		213,814	3500
4. Add			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 213,814	3530
6. Deductions and/or charges			
A. Total non-allowable assets from:			
Statement of Financial Condition (Notes B and C)	$ 36,588	3540	
1. Additional charges for customers' and non-customers' security accounts		3550	
2. Additional charges for customers' and non-customers' commodity accounts		3560	
B. Aged fail-to-deliver		3570	
1. Number of Items	3450		
C. Aged short security differences - less			
reserve of	3460	3580	
number of items	3470		
D. Secured demand note deficiency		3590	
E. Commodity futures contracts and spot commodities proprietary capital charges		3600	
F. Other deductions and/or charges		3610	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615	
H. Total deductions and/or charges		36,588	3620
7. Other additions and/or allowable credits (list)			3630
8. Net capital before haircuts on securities positions		177,226	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper		3680	
2. U.S. and Canadian government obligations		3690	
3. State and municipal government obligations		3700	
4. Corporate obligations		3710	
5. Stocks and warrants		3720	
6. Options		3730	
7. Arbitrage		3732	
8. Other securities		3734	
D. Undue concentration		3650	
E. Other (list)		3736	3740
10. Net Capital		177,226	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer DN Partners, LLC	as of	12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 2,477	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 172,226	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	173,511	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		37,148	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		37,148	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		21%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		21%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. *Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)*		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or

2. 6-2/3 of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

DN PARTNERS, LLC

Reconciliation of Computation of Net Capital
December 31, 2005

There were no material differences between the audited and
unaudited computation of net capital under Rule 15c3-1.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2005

The Company does not clear securities transactions or take
possession or control of securities for customers and, therefore,
is exempt from the possession or control and reserve requirements
of Rule 15c3-3 under the Securities Exchange Act of 1934.

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
DN Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of DN
Partners, LLC (the"Company") for the year ended December 31, 2005 (on
which we issued our report dated February 22, 2006), we considered its
internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the
purpose of expressing an opinion on the financial statements and not to
provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act
of 1934, we have made a study of the practices and procedures
(including tests of compliance with such practices and procedures)
followed by the Company that we considered relevant to the objectives
stated in Rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of Rule 15c3-3. We did not review the practices
and procedures followed by the Company in making quarterly securities
examinations, counts, verifications and comparisons, and the
recordation of differences required by Rule 17a-13 or in complying with
the requirements for prompt payment for securities under Section 8 of
Regulation T of the Board of Governors of the Federal Reserve System,
because the Company does not carry security accounts for customers or
perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgements by management are required to assess the
expected benefits and related costs of internal control and of the
practices and procedures, and to assess whether those practices and
procedures are to provide management with reasonable, but not absolute,
assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized acquisition, use or
disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the
preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America.
Rule 17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

To the Members
DN Partners, LLC
Chicago, Illinois

Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclot & Associates, LLC

Chicago, Illinois
February 22, 2006